Item 77I Deutsche Core Equity Fund, Deutsche
Small Cap Core Fund, and Deutsche CROCI(r)
U.S. Fund (each, a series of Deutsche Investment
Trust)

Class T shares for Deutsche Core Equity Fund and
Deutsche Small Cap Core Fund became effective on
February 1, 2017. Class T shares for Deutsche CROCI(r)
U.S. Fund became effective on March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.

As of June 5, 2017, Class T shares of Deutsche Core
Equity Fund, Deutsche Small Cap Core Fund, and
Deutsche CROCI(r) U.S. Fund are available for purchase.